UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006
Commission File Number 001-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant's name into English)

Commerce Court, Toronto, Ontario, M5L 1A2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                         No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577):

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF
COMMERCE

Date:  October 31, 2006

By: /s/ D. G. Dickinson
      Name:  D. G. Dickinson
      Title:    Vice-President

Exhibit Index

Exhibit Number	Description of Document

99.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the tax matters required by the Distribution Agreement, dated February 16, 2005, among Canadian Imperial Bank of Commerce and the Agents party thereto from time to time, which was filed with the Commission on Form 6-K on March 31, 2005.